Exhibit 10.1

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF DELAWARE

In re:	: Chapter 11
:
NORTHWESTERN CORPORATION,	: Case No. 03-12872 (CGC)
:
Debtor.	: Hearing Date:
: Objection Deadline:
:
:

DEBTOR’S MOTION FOR ORDER APPROVING STIPULATION AMONG DEBTOR, CLARK FORK AND BLACKFOOT, LLC, ATLANTIC RICHFIELD COMPANY, UNITED STATES, STATE OF MONTANA, AND THE CONFEDERATED SALISH AND KOOTENAI TRIBES

NorthWestern Corporation (the “Debtor” or “NOR”), as debtor and debtor-in-possession, hereby moves the Court, pursuant to Section 105(a) of Title 11 of the United States Code (the “Bankruptcy Code”) and Rule 9019 of the Federal Rules of Bankruptcy Procedure, for the entry of an order approving the stipulation among the Debtor, Clark Fork and Blackfoot, LLC (“Clark Fork”), Atlantic Richfield Company, the United States, the State of Montana and the Confederated Salish and Kootenai Tribes (the “Stipulation”). In support of this Motion, the Debtor respectfully represents as follows:

JURISDICTION

1.             This Court has jurisdiction over this matter pursuant to 28 U.S.C. §§ 157 and 1334. This is a core proceeding pursuant to 28 U.S.C. § 157(b)(2). Venue is proper before this Court pursuant to 28 U.S.C. §§ 1408 and 1409.

BACKGROUND

2.             On September 14, 2003 (the “Petition Date”), the Debtor filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code. The Debtor continues to operate its businesses and manage its properties as a debtor-in-possession pursuant to Sections 1107 and 1108 of the Bankruptcy Code.

3.             No request has been made for the appointment of a trustee or examiner in this case. The Official Committee of Unsecured Creditors was appointed by the Office of the United States Trustee on September 30, 2003.

4.             NOR is a publicly traded Delaware corporation which was incorporated in 1923. NOR and its direct and indirect non-Debtor energy subsidiaries comprise one of the largest providers of electricity and natural gas in the upper Midwest and Northwest regions of the United States, serving approximately 608,000 customers throughout Montana, South Dakota and Nebraska.[(1)

RELIEF REQUESTED

5.             By this motion (the “Motion”), NOR seeks an order approving the Stipulation in connection with the Debtor’s Motion for Order Pursuant to Bankruptcy Rule 9019 Approving Settlement Agreement Among Debtor, Clark Fork and Blackfoot, LLC and Atlantic Richfield Company dated October 17, 2003 (Dkt. No. 256) (the “ARCO Motion”). As set forth more fully in the Stipulation, the United States, on behalf of U.S. Environmental Protection Agency and the U.S. Department of the Interior, the State of Montana (the “State”) and the Confederated Salish and Kootenai Tribes(2) (the “Tribes,” collectively with the United States and the State, the “Government Parties”) agree to withdraw their objections to the ARCO Motion, subject to the

(1) A more detailed overview is set forth in the Affidavit of William M. Austin in Support of First Day Motions filed with the Court on the Petition Date (Docket Entry No. 2).

(2) Under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. §§ 9601 et seq. (“CERCLA”), as amended by the Superfund Amendments and Reauthorization Act of 1986, Pub.L. No. 99-49, 100 Stat. 1613, the Tribes are granted the authority and responsibility to act as natural resource trustees.

conditions set forth in, and the Court’s approval of, the Stipulation and the Settlement Agreement (as defined below).

BASIS FOR RELIEF

6.             On February 13, 2002, The Montana Power Company merged into The Montana Power Company, LLC, a Montana Limited Liability Company (“MPC LLC”). At the time of the merger, MPC LLC acquired the assets and liabilities of The Montana Power Company’s natural gas and electric utility businesses, which included a small, hydroelectric dam located approximately five miles southeast of Missoula, Montana at the confluence of the Clark Fork River and Blackfoot River at Milltown, Montana, known as the Milltown Dam (the “Dam” or “Milltown Dam”).

7.             The Milltown Dam was built in the period 1906 to 1907 to provide hydroelectric power to a nearby lumber-mill. The Milltown Dam continues to be operated as a run-of-the-river dam. Run-of-the-river means that outflow from the dam equals inflow to the reservoir from the two rivers, to the extent possible. The dam is presently comprised of five discrete sections with a total crest length of 668 feet. These include a 220-feet-long spillway section, a 54-feet-long radial gate section, a 26-feet-long divider block, a 126-feet-long intake/powerhouse structure, and a 244-feet-long non-overflow right abutment. Three of the sections, the spillway, radial gate, and powerhouse, are capable of passing water under normal circumstances. Each of these sections, however, has a different outlet elevation. Along the full length of the spillway is a flashboard structure equipped with 44 five-feet wide by eight-feet high slide panel assemblies. Each of the slide panels can be raised and lowered independently. The panels allow the reservoir to rise to the normal pool level and provide control of spill over the spillway section of the Dam. The radial gate is 42.5 feet wide by 16.75 feet high.

8.             Historic mine operations along the Clark Fork River and its tributary streams began in the late nineteenth century. It was the common practice of these early mine operators to place mine wastes in or adjacent to the streams. Mine wastes may contain heavy metals, and the movement of the river waters caused these mine wastes to move downstream and settle in the Dam reservoir. Approximately 7 million cubic yards of sediments contaminated with heavy metals now reside in the Dam reservoir (the “Milltown Site”). The Anaconda Company was an owner and operator of mine properties near Butte and Anaconda. The Atlantic Richfield Company (“Atlantic Richfield”) acquired The Anaconda Company in 1977 and merged with The Anaconda Company in 1981.

9.             In 1983, the Milltown Site was listed by the Environmental Protection Agency (“EPA”) on the National Priorities List by publication in the Federal Register on September 8, 1983, at 48 Fed. Reg. 40658 pursuant to the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended (“CERCLA”). EPA claims that contaminated sediments in the reservoir should be removed to protect human health and the environment. EPA identified Atlantic Richfield Company as one party that is potentially responsible for contamination in the reservoir, based, in part, on its acquisition of and merger with The Anaconda Company (“Anaconda”). Anaconda once owned and operated mine properties upstream from the Milltown Site, and allegedly placed mine waste in areas where it could flow downstream into the reservoir. EPA also named The Montana Power Company (“MPC”) as a potentially responsible party (“PRP”) for the reservoir. MPC operated the Dam in compliance with its Federal Energy Regulatory Commission (“FERC”) license. As part of its FERC license compliance, MPC periodically dredged the Milltown Dam reservoir, depositing sediments on the land around the reservoir. NOR assumed MPC’s PRP status when NOR completed its acquisition of MPC LLC in February 2002.(3)

10.           On November 15, 2002, NOR entered into that certain Environmental Liabilities Support Agreement (the “Environmental Support Agreement”) (a copy of which is annexed to the ARCO Motion as Exhibit A) with NorthWestern Energy, LLC (“NOR LLC”), its wholly-owned subsidiary and operator of the Milltown Dam.

11.           The Environmental Support Agreement attempts to limit NOR’s maximum liability to NOR LLC in respect of Environmental Liabilities (as such term is defined in the Environmental Support Agreement) to a maximum cumulative amount of $10 million. NOR LLC was subsequently renamed Clark Fork and Blackfoot LLC.

12.           The remedial action proposed by the EPA for the Milltown Site includes removal of the spillway and radial gate section of the Milltown Dam, and related reclamation of Milltown Project lands. Current estimates with respect to the total cost of the remedy of the Milltown Site range from a low of approximately $90 million to an amount in excess of $150 million, exclusive of any state-imposed restoration plan and FERC license surrender costs. Since NOR, due to its status as a PRP at the Milltown Site, is subject to CERCLA joint and several liability, NOR could be exposed to funding 100% of the remedy costs.

13.           On October 17, 2003, the Debtor filed the ARCO Motion requesting entry of an order approving the settlement agreement among the Debtor, Clark Fork and Atlantic Richfield Company (the “Settlement Agreement”). Under the Settlement Agreement, the Debtor would pay Atlantic Richfield a sum of money and in exchange Atlantic Richfield would arrange to

(3) Following NOR’s acquisition of MPC LLC, NOR changed the name of this acquired entity to NorthWestern Energy, LLC.

remove the spillway and radial gate and remove or otherwise respond to contaminated sediments associated with the Milltown Dam. The terms of the Settlement Agreement are set forth in detail in the ARCO Motion and the Settlement Agreement.(4) On January 8, 2004, Atlantic Richfield Company filed its proof of claim, Claim No. 488, with the Debtor’s claims agent, asserting a claim in an unliquidated amount, based on remedial costs estimated to be between $104,200,000 and $164,200,000.  That claim would be resolved by the Settlement Agreement, consistent with the Stipulation.

14.           In November 2003, the United States and the State each filed objections to the Settlement Agreement (the “Objections”). The Objections asserted, inter alia: (a) that since the Government Parties did not participate in the Settlement Agreement, even though the Government Parties had claims and rights against the Debtor that were allegedly affected by the Settlement Agreement, the Settlement Agreement should not be approved; (b) that the Settlement Agreement implied that the Debtor’s liability to the Government Parties is limited to no more than $2.5 million when its liability had in fact not yet been determined or capped as to such parties; and (c) that the Debtor and Clark Fork are not separate entities but are alter-egos of each other.

15.           On April 14, 2004, the United States filed its proof of claim, Claim No. 1054, with the Debtor’s claims agent in an amount in excess of $100,000,000 which amount includes at least $14,053,436.40 for unreimbursed response costs and approximately $95,000,000 in connection with additional response activities and the cost of implementing additional response actions under CERCLA. On April 8, 2004, the State filed its proof of claim, Claim No. 1047,

(4) A copy of the Settlement Agreement is attached to the ARCO Motion as Exhibit B. Any capitalized terms used herein but not otherwise defined shall have the meaning ascribed to such terms in the Stipulation.

with the Debtor’s claims agent in an approximate amount of $135,280,000.00. On April 12, 2004, the Tribes filed their proof of claim, Claim No. 1053, with the Debtor’s claims agent in the amount of $60,000,000. The United States, the State, and the Tribes reserved their rights to amend their claims.

16.           Prior and subsequent to the filing of the Objections, the Government Parties engaged in negotiations for a resolution of their natural resource restoration claims (“Restoration Claims”) and other rights against the Debtor pertaining to the Milltown Site. The parties have reached a framework for resolving these claims and rights and intend to continue negotiations to finalize the specific terms of settlement as part of the Consent Decree (as defined in the Stipulation) to be entered by the U.S. District Court for the District of Montana.

THE STIPULATION

17.           Pursuant to the terms of the Stipulation (a copy of which is annexed hereto as Exhibit A), the Debtor, with some anticipated funding from Clark Fork, shall contribute $3.9 million for restoration work within a certain area of the Milltown Site known by the parties as the “Project Area.” The $3.9 million shall be paid to the State, which will complete certain restoration work at the Milltown Site as the lead natural resource trustee for the Milltown Site. As more fully described in the Stipulation, of the $3.9 million for restoration work, $2.5 million shall be obtained from the $2.5 million set aside in the Settlement Agreement to partially satisfy the Restoration Claims and rights of the State and Tribes. The remaining $1.4 million contribution is anticipated to be obtained through the proceeds of an insurance premium refund and the sale of certain lands in and around the Milltown Site owned by Clark Fork. In the event that the insurance premium refund and the sale of certain lands owned by Clark Fork does not satisfy the $1.4 million contribution, any remaining funds needed may be obtained from the sale of specific Clark Fork water rights. Clark Fork shall also offer the State, or the State’s designee, Clark Fork’s remaining Milltown Site land holdings and water rights which are not sold in accordance with the Stipulation within two and one half years following the Effective Date of the Consent Decree for the Milltown Site, plus ten days, as a contribution toward the restoration work outside of the Project Area, and as partial consideration for liability releases to be defined in the Consent Decree for the Milltown Site.

18.           The Debtor shall make the payment of $2.5 million, described in Paragraph 17 above, to the State and shall make the $7.5 million payment under the Settlement Agreement to Atlantic Richfield (notwithstanding any provision in the Settlement Agreement to the contrary) on the same day, which day shall be within thirty (30) days after the effective date of the Consent Decree (as defined in the Stipulation).

19.           In the event the insurance premium refund and the sale of certain Clark Fork assets are insufficient to satisfy the $1.4 million contribution as described in Paragraph 17 above, the Debtor shall guarantee payment of this contribution.

20.           In addition, under the Stipulation, the Debtor and/or Clark Fork shall pay $50,000 in satisfaction of all of their historical mitigation obligations arising from demolition of FERC-licensed structures at the Milltown Reservoir Site in accordance with the terms and conditions established in the Consent Decree for the Milltown Site.(5) FERC is not a party to the Stipulation, however, and will not be a party to the Consent Decree. While FERC is not a party to the Stipulation, the Stipulation, Settlement Agreement and any Consent Decree contemplate entry of a FERC order addressing the Debtor’s obligations arising from the FERC-licensed structures at

(5) While the EPA’s initial proposed remedy (announced to the public in April 2003) did not involve removal of the Milltown Dam powerhouse, subsequent public hearings disclosed a desire on the part of the public to remove the entire Milltown Dam generation facility. As a result, ARCO, NOR and the Government Parties have agreed to a modification of the proposed remedy to incorporate removal of he Milltown Dam powerhouse.

the Milltown Site. The Consent Decree for the Milltown Site will incorporate the FERC’s order issued in response to the Clark Fork’s FERC Operating License Surrender Application.

21.           On or before confirmation of the Debtor’s plan of reorganization,(6) the Debtor shall assume its obligations under its executory contract with Five Valleys Land Trust involving the sale of the Alberton Gorge property along the Clark Fork River in northwestern Montana, and its ultimate transfer to the State. The Debtor shall not reject or disclaim this property sale contract in bankruptcy and will grant, without additional payment, such extensions of the executory contract to Five Valleys Land Trust as are reasonably necessary to finalize and close this transaction.

22.           In addition to the provisions described above, the parties to the Stipulation agree that the Settlement Agreement shall be construed and operate as follows:

                a.             The Debtor’s contribution to the State for implementation of the Government Parties’ restoration activities in the Project Area shall be $2.5 million; this amount is separate and apart from the Debtor’s $1.4 million guarantee of additional funding to the State for such restoration, as set forth in detail in Paragraph 17 above and Paragraph 6(C) of the Stipulation, and the consideration to be provided by Clark Fork by way of offering to the State, or the State’s designee, Clark Fork’s remaining Milltown Dam land holdings and water rights which are not sold in accordance with the Stipulation within two and one half years following the Effective Date of the Consent Decree for the Milltown Site, plus ten days, as a contribution toward the restoration work outside of the Project Area, and as partial consideration for liability releases to be defined in the Consent Decree for the Milltown Site.

(6) On March 11, 2004, the Debtor filed its proposed plan of reorganization with the Court (the “Plan”).

                b.             The contribution to be paid by the Debtor to Atlantic Richfield under the Settlement Agreement shall be the remaining $7.5 million.

                c.             The $500,000 monthly payments to be paid by the Debtor into the $10.0 million escrow account under the Settlement Agreement shall be paid in alternating $500,000 installments, with the first installment being paid into an escrow fund for the State’s benefit, the second installment being paid into an escrow account for Atlantic Richfield’s benefit, and the payments alternating between those accounts until the full $2.5 million payment has been made into the escrow account for the State. Unless otherwise ordered by this Court, the Debtor shall continue making such payments until it has sufficiently funded its monetary obligations to the State and Atlantic Richfield under this Stipulation and the Settlement Agreement. Notwithstanding any provision in the Settlement Agreement to the contrary, the Debtor shall begin to make these monthly payments within thirty (30) days of the Court’s approval of this Stipulation.

23.           Notwithstanding any provision in the Settlement Agreement to the contrary, Atlantic Richfield shall instruct American Specialty Lines Insurance Company to designate the Debtor and Clark Fork as additional insureds under coverage A of the policy of insurance issued to Atlantic Richfield on June 30, 2003.

24.           Upon Court approval of the Stipulation, the Government Parties withdraw their objections to the Settlement Agreement, consistent with the Stipulation, and to the Debtor’s ARCO Motion, subject to the Stipulation. It is contemplated that after entry of the Consent Decree for the Milltown Site and upon said Consent Decree becoming final and entry of a final FERC order, the United States and the State shall withdraw their respective claims relating to the Milltown Site in the Debtor’s bankruptcy proceeding.

25.           In the event, the parties fail to obtain judicial approval of this Stipulation and the Settlement Agreement, or if the Consent Decree for the Milltown Site does not become fully effective pursuant to the conditions in the Consent Decree, then neither the Debtor nor Atlantic Richfield shall use the Stipulation, the Settlement Agreement or the Court’s approval of either document as a basis for claims of estoppel or waiver of any right, claim, argument, or objection asserted by the Government Parties.

26.           In the event that (a) the Consent Decree is not entered after it is lodged with the court; (b) the Consent Decree does not become fully effective pursuant to the conditions in the Consent Decree; or (c) after entry of the Consent Decree, the Consent Decree is overturned on appeal and subsequent negotiations are required, and any of the parties to this Stipulation assert that the negotiations have irretrievably broken down then the Settlement Agreement shall be deemed void ab initio, and all funds in the escrow account shall continue to be held in trust in the escrow account pending further order of this Court.

27.           Furthermore, in the event that (a) the Consent Decree is not entered after it is lodged with the court; (b) the Consent Decree does not become fully effective pursuant to the conditions in the Consent Decree; or (c) after entry of the Consent Decree, the Consent Decree is overturned on appeal and subsequent negotiations are required, and any of the parties to this Stipulation assert that the negotiations have irretrievably broken down then the Government Parties may assert their prior objections and other objections to the Settlement Agreement or any similar agreement, and all of their claims, rights and arguments regarding the Settlement Agreement shall be preserved.

28.           In the event that the Debtor’s Plan is confirmed and becomes effective before a Consent Decree is entered or becomes fully effective, and if such Consent Decree subsequently is not entered or does not become fully effective, then all of the Government Parties’ rights, claims, arguments and objections shall be preserved.

LEGAL BASIS FOR RELIEF

29.           This Court may authorize the Debtor to resolve the objections filed by the Governmental Parties and the environmental liability claims with Atlantic Richfield on the basis set forth in the Stipulation and Settlement Agreement. A compromise that involves a disposition of property of the estate must be approved by the Bankruptcy Court if it is outside the ordinary course of business. See 11 U.S.C. § 363(b) ; Myers v. Martin (In re Martin), 91 F.3d 389, 394 (3d Cir. 1996). Bankruptcy Rule 9019 sets forth the standard for Bankruptcy Court approval of compromises, providing that “[o]n motion by the [debtor-in-possession] and after notice and a hearing, the court may approve a compromise or settlement.” Bankruptcy Rule 9019(a). “[T]he decision whether to approve a compromise under Rule 9019 is committed to the sound discretion of the Court, which must determine if the compromise is fair, reasonable, and in the interest of the estate.” In re Louise’s, Inc., 211 B.R. 798, 801 (D. Del. 1997) (declining to approve settlement found to be sub rosa plan); see In re Marvel Entertainment Group, Inc., 222 B.R. 243 (D. Del. 1998) (proposed settlement held in best interest of the estate).

30.           The “best interest” test requires the Debtor to show that the settlement or compromise is “fair and equitable.” In re Woodson, 839 F.2d 610, 620 (9th Cir. 1988); see also Protective Comm. for Indep. Stockholders of TMT Trailer Ferry, Inc. v. Anderson, 390 U.S. 414, 424 (1968); Tindall v. Mavrode (In re Mavrode), 205 B.R. 716, 721 (Bankr. D.N.J. 1997).

31.           In determining whether a proposed settlement is fair and equitable, the Court should consider “(a) the probability of success in the litigation; (b) the difficulties, if any, to be encountered in the matter of collection; (c) the complexity of the litigation involved, and the expense, inconvenience and delay necessarily attending it; (d) the paramount interest of the creditors. . . “. Woodson, 839 F.2d at 620; In re Martin, 91 F.3d at 393 (3d Cir. 1996); see also In re Columbia Gas Sys., Inc., Nos. 91-803, 91-804, 1995 WL 404892, at *1 (Bankr. D. Del. June 16, 1995) (“Relevant factors to consider in evaluating the settlement include the probability of success in the claims litigation, complexity of litigation, expense, inconvenience and delay attending to the litigation, interests of creditors, and the extent to which the settlement is truly the product of arm’s length bargaining and not of fraud and collusion.”).

32.           The Debtor submits that upon approval of the Stipulation, Settlement Agreement, entry of a final Consent Decree for the Milltown Site and FERC order issued in response to the Clark Fork’s FERC Operating License Surrender Application, the Debtor’s financial liability to Atlantic Richfield and the Governmental Parties will be limited satisfying the standards set forth above.

33.           Consistent with the terms of the Settlement Agreement and the Stipulation and upon entry of a final Consent Decree for the Milltown Site and FERC order, the Debtor will be liquidating any remaining financial exposure to the Government Parties at the Milltown Site under relevant statutes.

34.           Consistent with the Environmental Support Agreement, the Debtor will continue to comply with any remaining FERC administrative orders and dam safety and operating requirements relating to ongoing site operations, including dam operation, which shall continue until the removal of the dam and related structures is completed.

35.           Further, the Stipulation and the Settlement Agreement provide a mechanism to resolve actual and potential disputes and controversies that, if permitted to continue, could involve time-consuming and expensive proceedings for the Debtor. Pursuant to the Stipulation and the Settlement Agreement, the Government Parties have agreed to work with the Debtor in good faith and on an expedited basis to obtain a final Consent Decree for the Milltown Site and FERC order. Absent approval of the Settlement Agreement and Stipulation, the Debtor could be forced to engage in protracted litigation with Atlantic Richfield and the Governmental Parties and face potential financial exposure far in excess of $10 million.

36.           Because of the importance of the Settlement Agreement and the Stipulation to NOR and the bankruptcy estate, NOR is requesting Court approval at this time in order to provide assurance that it is authorized to rely on and proceed with the Settlement Agreement and the Stipulation and the final negotiations of a Consent Decree for the Milltown Site and FERC order.

37.           The Stipulation is in the estate’s best interest because it resolves the Governmental Parties objections to the Settlement Agreement which resolves all claims between Atlantic Richfield and NOR. This, in turn, will save NOR substantial administrative expenses (including attorneys’ fees) and preserves the assets of the estate.

38.           Accordingly, the Debtor submits that there is more than sufficient business justification for Court approval of the Stipulation. The Debtor will benefit greatly from resolving the dispute with Atlantic Richfield and the Governmental Parties in an expeditious and cost-effective manner. The Debtor therefore believes that the Stipulation is appropriate in light of the relevant factors and its terms should be approved.

NOTICE

39.           Notice of this Motion has been provided to: (i) the Office of the United States Trustee; (ii) counsel for the Debtor’s Pre-Petition Lenders; (iii) counsel for the Debtor’s Post-Petition Lenders; (iv) counsel for the Official Committee of Unsecured Creditors; (v) the

Securities and Exchange Commission; (vi) the Federal Energy Regulatory Commission; (vii) the Montana Public Service Commission; (viii) the South Dakota Public Utilities Commission; (ix) the Nebraska Public Service Commission; (x) counsel for Atlantic Richfield; (xi) the Environmental Protection Agency; (xii) the United States Department of Justice; (xiii) the Montana Department of Environmental Quality; (xiv) the State of Montana Department of Justice, Natural Resource Damage Program; (xv) counsel for the Confederated Salish and Kootenai Tribes; and (xvi) all parties that have requested special notice in this Chapter 11 case pursuant to Bankruptcy Rule 2002. In light of the nature of the relief requested herein, the Debtor submits that no other or further notice is required.

PRIOR RELIEF

40.           No previous motion for the relief requested herein has been made to this or any other court.

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WHEREFORE, the Debtor respectfully requests that the Court enter an order (i) approving the Stipulation in substantially the form annexed hereto, (ii) authorizing the Debtor to execute any documents and take any action necessary or desirable to consummate the Stipulation, and make the payments into escrow as described therein and (iii) granting such other and further relief as is just and proper.

Dated:	Wilmington, Delaware
May , 2004

Respectfully submitted,

PAUL, HASTINGS, JANOFSKY & WALKER LLP
600 Peachtree Street
Suite 2400
Atlanta, GA 30308
Jesse H. Austin, III
Karol K. Denniston
Telephone: (404) 815-2400

And

GREENBERG TRAURIG, LLP

Scott D. Cousins (No. 3079)
Victoria Watson Counihan (No. 3488)
William E. Chipman, Jr. (No. 3818)
The Brandywine Building
1000 West Street, Suite 1540
Wilmington, DE 19801
Telephone: (302) 661-7000

Co-Counsel for the Debtor and Debtor-in-Possession

EXHIBIT A

[Stipulation]